Filed by Getty Images Inc. pursuant to

Rule 425 under the Securities Act of 1933

Subject company: Getty Images Inc.

Commission File No. 333-120122

GETTY IMAGES COMMENCES REGISTERED EXCHANGE OFFER FOR ITS

OUTSTANDING 0.5% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2023

SEATTLE, November 1, 2004—Getty Images, Inc. (NYSE: GYI) announced today that it has commenced an offer to exchange up to $265 million aggregate principal amount of its newly issued 0.5% Convertible Subordinated Debentures, Series B due 2023 (the “New Debentures”) for an equal amount of its outstanding 0.5% Convertible Subordinated Debentures due 2023 (the “Outstanding Debentures”).

Getty Images is offering to exchange $1,000 of principal amount of the New Debentures for each $1,000 of principal amount of the Outstanding Debentures. Among its features, the New Debentures are convertible into a combination of cash and Getty Images common stock subject to certain conditions, while the Outstanding Debentures are convertible solely into Getty Images common stock. Because the overall changes in the terms of the New Debentures are not expected to be economically significant, the exchange is expected to be tax-free to the holders of the Outstanding Debentures for United States federal income tax purposes. The consummation of the exchange offer is subject to the condition that the exchange will not result in any adverse tax consequences to Getty Images, the condition that at least 75% of the Outstanding Debentures are tendered for exchange and other customary conditions for transactions of this nature. The full terms of the exchange offer, a description of the New Debentures and the material differences between the New Debentures and the Outstanding Debentures and other information relating to the exchange offer and Getty Images are set forth in a Registration Statement on Form S-4 and the prospectus included therein filed with the Securities and Exchange Commission on November 1, 2004 (the “Launch Date”).

The exchange offer will expire on November 30, 2004, unless extended or terminated. Holders must tender their Outstanding Debentures prior to the expiration date if they wish to participate in the exchange offer. Goldman, Sachs & Co. is the dealer manager and Georgeson Shareholder Communications, Inc. is the information agent for the exchange offer. Copies of the prospectus and the related letter of transmittal may be obtained from The Bank of New York, which is serving as the exchange agent for the exchange offer. The Bank of New York’s address, telephone and facsimile number are as follows:

The Bank of New York

Corporate Trust Operations

Reorganization Unit

101 Barclay Street—Floor 7E

New York, NY 10286

Telephone: 212-815-6331

Fax: 212-298-1915

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not

Getty Images, Inc.

Exchange Offer Commencement

November 1, 2004

be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s expectations, assumptions and projections about Getty Images and its industry as of the time the statements are made. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that could cause our actual results to differ materially from our past performance and our current expectations, assumptions and projections. Differences may result from actions taken by the company as well as from risks and uncertainties beyond the company’s control. These risks and uncertainties include, among others, the risks associated with currency fluctuations, changes in the economic, political, competitive and technological environments, and the risks associated with system security, upgrades, updates and service interruptions. The foregoing list of risks and uncertainties is illustrative, but by no means exhaustive. For more information on factors that may affect future performance, please review the reports filed by Getty Images with the Securities and Exchange Commission, in particular our Form 10-Q for the quarter ended June 30, 2004 and Annual Report on Form 10-K for the year ended December 31, 2003. Except as required by law, Getty Images undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or other events.

About Getty Images

Getty Images is the world’s leading imagery company, creating and providing the largest and most relevant collection of still and moving images to communication professionals around the globe. From news and sports photography to contemporary and archival imagery, Getty Images’ products are found each day in newspapers, magazines, advertising, films, television, books and Web sites. Gettyimages.com, is the first place customers turn to search, purchase and download powerful imagery. Seattle-headquartered Getty Images is a global company with customers in more than 100 countries.

Contacts:

Investors: Jim Epes Vice President, Investor Relations 206.925.6930 jim.epes@gettyimages.com	Media: Deb Trevino Senior Vice President, Communications 206.925.6474 deb.trevino@gettyimages.com

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